April 24, 2025

John Brancaccio
Interim Chief Executive Officer
Hepion Pharmaceuticals, Inc.
55 Madison Ave., Suite 400 - PMB# 4362
Morristown, NJ 07960

       Re: Hepion Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 16, 2025
Dear John Brancaccio:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jeffrey Fessler, Esq.